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                          May 22, 2024

       William Roberts
       Co-Chief Executive Officer
       Iris Energy Ltd
       Level 12, 44 Market Street
       Sydney, NSW 2000 Australia

                                                        Re: Iris Energy Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 15, 2024
                                                            File No. 333-279427

       Dear William Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets